John Beckman Partner Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5464 F +1 202 637 5910 John.beckman@hoganlovells.com www.hoganlovells.com

October 20, 2017

BY EDGAR

Ms. Laura Nicholson

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Orbital ATK, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 2, 2017

File No. 001-10582

Dear Ms. Nicholson:

This letter is submitted on behalf of Orbital ATK, Inc. (the “Company”) in response to a comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated October 17, 2017 with respect to the Company’s Preliminary Proxy Statement filed on October 2, 2017 (the “Preliminary Proxy Statement”).

Concurrently with this response letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”), which will include changes in response to the Staff’s comment. We have reproduced the Staff’s comment in italics below followed by the response.

Opinion of Financial Advisor, page 43

Discounted Cash Flow Analysis, page 47

1.                                      We note your disclosure that “[f]or purposes of this analysis, the projected cash flows provided by Orbital ATK’s management excluded the impact of cash pension reimbursements and contributions and annual cash flows from Orbital ATK’s A350 and CRS-2 receivables, which, collectively, [you] refer to as the ‘additional cash flow items,’ as well as net environmental remediation payments.”  Please explain why such additional cash flow items were excluded from the projected cash flows for purposes of this analysis.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Preliminary Proxy Statement on page 47 to add an explanation of why the additional cash flow items and net environmental remediation payments were excluded from the projected cash flows the Company’s management provided to Citigroup in connection with the discounted cash flow analysis.

In addition, the Company has revised the disclosure in the Amended Preliminary Proxy Statement to clarify that while these items were excluded from the Company’s projected cash flows for purposes of this analysis, Citigroup included those items in the discounted cash flow analysis by adding the net present value of the additional cash flow items and subtracting the net environmental remediation liability.

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If you have any questions or would like further information concerning the Company’s response to your comment, please do not hesitate to contact me.

Sincerely,

/s/ John B. Beckman
John B. Beckman

cc:

Thomas E. McCabe, Esq.

Senior Vice President and General Counsel

Orbital ATK, Inc.